Vsurance, Inc.

4845 West Lake Road

Erie, PA 16505

September 6, 2006

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Vsurance, Inc.

Amendment No. 5 to Registration Statement on Form SB-2

Filed August 18, 2006

File No. 333-132028

Ladies and Gentlemen:

Vsurance, Inc., a Nevada corporation (the “Company”), hereby files this correspondence and responds to your comments in your letter dated September 1, 2006.

General

1.	We note your response to prior comment 4 and the revised disclosure that W. Russell Smith, III, in his capacity as a project consultant from October 1, 2005 until December 26, 2005 facilitated this financing which required his personal guarantee and assignment of a life insurance policy naming Samir Financial as the loss payee. Please tell us the aggregate consideration received by W. Russell Smith in connection with his role as project consultant and in exchange for his execution of a personal guarantee and assignment of a life insurance policy, including any fees in connection with facilitating the loan agreement.

We have noted your comment and revised the disclosure to state the aggregate consideration received by W. Russell Smith. The disclosure throughout the SB2 reads as follows:

The Loan and Security Agreement referenced W. Russell Smith, III, who in the capacity as a project consultant from October 1, 2005 until December 26, 2005 facilitated this financing which required his personal guarantee and assignment of a life insurance policy naming Samir Financial as the loss payee; furthermore, the aggregate consideration received by W. Russell Smith in connection with his role as project consultant and in exchange for his execution of a personal guarantee and assignment of a life insurance policy was $120,000.

Facing Page

2.	Please revise the “Calculation of Registration Fee” to register the number of units you intend to sell in the proposed offering. Such revision will not result in an increase in the filing fee.

We have noted your comment and revised the disclosure to read as follows:

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Number of shares to be registered	Proposed Maximum Offering price per unit(1)	Proposed maximum aggregate offering price	Amount of registration fee(1)
Common Shares	25,000,000	$1.00	$25,000,000	$2,675
Shares of common stock underlying warrants	25,000,000	$3.00	$75,000,000	$8,025
Warrants	25,000,000	$3.00	$75,000,000	$8,025
Units (consisting of Common Shares and Warrants)	25,000,000	$1.00	$25,000,000
Total				$18,725	*

Cover Page

3.	Please revise the table at the bottom of the cover page to clarify that the “per share” price refers to the price per unit being sold in the offering, not the price per share underlying the unit.

We have noted your comment and revised the disclosure to clarify the “per share” refers to the price per unit being sold.

	Price to public	Underwriting Discounts and Commissions (1)	Proceeds to Company (1) (2)
Per Unit	$1.00	$0.10	$0.90
Total Minimum	$500,000	$50,000	$450,000
Total Maximum	$25,000,000	$2,500,000	$22,500,000

Management’s Discussion and Analysis of Financial.

4.	We have read your response to comment 10 and 11. Please revise the MD&A to discuss each significant factor contributing to the difference between fair value as of the date of each grant or issuance and the estimated IPO price. Also, disclose the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

We have noted your comment and revised the disclosure as follows:

In determining the fair value of the company we could not look to last year’s financial statement nor could we analyze several prior years of business operations. Without any form of operation whatsoever we could only consider the future outlook of the industry, the economy, and how the company could compete if operations were to commence. As a result the cash flow method, tangible asset (balance sheet) method, and value of specific intangible asset method, which takes in consideration valuing goodwill was not usable. With limited working capital and unable to use these valuation methods the board of directors did not obtain a contemporaneous valuation by an unrelated valuation specialist. It was the opinion of the board of directors that the key participants who came together to form and create the company would best establish the fair and reasonable value for shares of stock. When the Company changed accounting firms—July 25, 2006—it was determined that shares issued in exchanged for services needed to be memorialized in a more formal report. Therefore, while a contemporaneous valuation by an unrelated valuation specialist was not done at each and every time shares where issued in exchange for services, a retrospective report has now been done and it was the opinion of this related-party valuation specialist that the issuance of equity instruments in exchange for goods or services had been accounted for based on the fair value of the goods or services received which was a reliable measurement. Fair value represents the amount at which the asset or service was bought or sold in a current transaction between willing parties, other than in a forced sale or liquidation [SFAS 123(R), Appendix E].

From inception of the company through June 30, 2006, as the key participant group base grew, the outlook of being able to execute the business plan improved. The professional experience and contribution to the company by each participant differed. Absent any operations, our financial condition, prospects, and our limited operating history the establishment of share price for the value of services and software received was determined as the amount at which the items could be bought or sold in a current transaction between willing parties. In the opinion of the related-party valuation specialist—Terance Kelley, CPA—report dated August 11, 2006, the issuance of these equity instruments in exchange for goods or services was accounted for based on the fair value of the goods or services received which was a reliable measurement. Fair value represented the amount at which the asset or service was bought or sold in a current transaction between willing parties, other than in a forced sale or liquidation. [SFAS 123(R), Appendix E] This share price was consistent when shares were exchanged for services: (July 2005 life cycle stage shares were exchanged at $0.01; August 2005 life cycle stage shares were exchanged at $0.03; and January 2006 life cycle stage shares were exchanged at $0.30. The pricing was more a factor of the time line and the type of consideration tendered than of variations in conversion options to respond to market conditions.

The August 11, 2006, report mentioned above as prepared by the related-party valuation specialist—Terance Kelley, CPA—entitled “Valuation of Privately Held Securities Issued as Compensation” considered and highly weighted the “life cycle stage” factor of Vsurance the company (i.e., seed, beta, and expansion), milestones achieved by a company, members of management and board of directors, barriers to entry, and other competitive forces. Furthermore, in addition to the Company’s early life cycle and while being paid in stock due to the cash position of the Company, the retrospective (i.e., at or around the grant date for stock-based compensation) valuation report was made to determine the fair value of the services exchanged for stock.

Schedule of Services Performed in Exchange for Stock

Shares were issued in exchange for services in these periods: July 2005 organization; August 2005; October 2005; and January 2006. The Company’s measurement of fair value was the amount at which the asset could be bought or sold in a current transaction between willing parties, other than in a forced sale or liquidation [SFAS 123(R), Appendix E]. Additionally, the issuance of equity instruments to non-employees in exchange for goods or services has been accounted for based on the fair value of the goods or services received which was determined to be the fair value of the equity instruments issued, which was more reliable measurement given the life cycle stage of the Company i.e. no income from operations, no operations, limited to no assets, no like companies in the marketplace; furthermore, no like transactions in the marketplace.

Shares Exchanged for Services Table

Service Provider	Shares	Quantity	Value of Services	Price Per Share	Conversion	Converted Common Quantity	Converted Price Per Share	Par Value
1) July 2005 Life Cycle Stage (Time of Incorporation) Share value was $0.01
Donna Killean	Class A Preferred	62,500	500	0.01	1 to 5	312,500	0.002	0.001
Joel Clendening	Class A Preferred	20,000	200	0.01	1 to 5	100,000	0.002	0.001
2) August 2005 Life Cycle Stage (First Development Month) Share value was $0.03
Coactive Systems	Class A Preferred	750,000	22,500	0.03	1 to 5	3,750,000	0.01	0.001
Donna Killean	Class A Preferred	287,500	7,319	0.03	1 to 5	1,437,500	0.01	0.001
Terance Kelley, CPA	Class A Preferred	400,000	10,000	0.03	1 to 5	2,000,000	0.01	0.001
Sandias Azucaradas	Class A Preferred	100,000	2,500	0.03	1 to 5	500,000	0.01	0.001
Strategic Corp Advisors	Class A Preferred	100,000	2,500	0.03	1 to 5	500,000	0.01	0.001
Joseph I. Emas, Esq	Class B Preferred	50,000	1,500	0.03	1 to 2	100,000	0.015	0.001
Malcolm Pollard	Class B Preferred	100,000	3,000	0.03	1 to 2	200,000	0.015	0.001
Allen Hayes, MD, PhD	Class B Preferred	50,000	1,500	0.03	1 to 2	100,000	0.015	0.001
Ann Perniciaro	Class B Preferred	50,000	1,500	0.03	1 to 2	100,000	0.015	0.001
3) October 2005 Life Cycle Stage (Third Development Month) Part One - Share value remained $0.03
Holly Stanley	Class A Preferred	1,500,000	45,000	0.03	1 to 5	7,500,000	0.01	0.001
Holly Stanley	Class B Preferred	30,000	838	0.03	1 to 2	60,000	0.01	0.001
J Matt Lile III, RHU	Class A Preferred	200,000	6,000	0.03	1 to 5	1,000,000	0.01	0.001
J Matt Lile III, RHU	Class B Preferred	200,000	6,000	0.03	1 to 2	400,000	0.015	0.001
Hampton Ins Company	Class A Preferred	100,000	3,000	0.03	1 to 5	500,000	0.01	0.001
Hampton Ins Company	Class B Preferred	100,000	3,000	0.03	1 to 2	200,000	0.015	0.001
Maureen Hickey	Class B Preferred	20,000	600	0.03	1 to 2	40,000	0.015	0.001
4) October 2005 Life Cycle Stage (Third Development Month) Part Two - Share value was $0.50
Divine Capital Markets *	Common	100,000	50,000	0.50	1 to 1	100,000	0.50	0.001
Cash
Coactive Systems	Class A Preferred	10,050	5,025	0.50	1 to 5	50,250	0.20	0.001
Donna Killean	Class A Preferred	6,700	3,350	0.50	1 to 5	33,500	0.20	0.001
Terance Kelley, CPA	Class A Preferred	3,350	1,675	0.50	1 to 5	16,750	0.20	0.001
Malcolm Pollard	Class A Preferred	3,350	1,675	0.50	1 to 5	16,750	0.20	0.001
Allen Hayes, MD, PhD	Class A Preferred	3,350	1,675	0.50	1 to 5	16,750	0.20	0.001
Ann Perniciaro	Class A Preferred	3,350	1,675	0.50	1 to 5	16,750	0.20	0.001
Sterling Capital Holdings	Class A Preferred	100,000	50,000	0.50	1 to 5	500,000	0.20	0.001
5) Samir Financial LLC Stock Loan Reduction December 2005 Life Cycle Stage (Fifth Development Month) Part One - Share value was $0.001 (par)
Albert Grasso - Samir	Class A Preferred	600,000	250,000	0.42	1 to 5	3,000,000	0.08	0.001
Sara Mirza Trust - Samir	Class A Preferred	600,000	250,000	0.42	1 to 5	3,000,000	0.08	0.001
Total December 31, 2005		5,550,150				25,550,750
6) Samir Financial LLC Stock Loan Reduction January 2006 Life Cycle Stage (sixth Development Month) Part Two - Share value was $0.001 (par).
Sara Mirza Trust - Samir	Class A Preferred	600,000	300,000	0.50	1 to 5	3,000,000	0.10	0.001
7) January 2006 Life Cycle Stage (Sixth Development Month) Share value was $0.30
Mark Spaner **	Class A Preferred	65,000	19,500	0.30	1 to 5	325,000	0.06	0.001
Mark Spaner **	Class B Preferred	100,000	30,000	0.30	1 to 2	200,000	0.15	0.001
J Michael Pickens JD	Class B Preferred	100,000	30,000	0.30	1 to 2	200,000	0.15	0.001
Total January 31, 2006		6,415,150				29,275,750

*	Stock returned with cancellation of agreement. Shares are being cancelled effective August 14, 2006.
**	Mark Spanner stock average on services exchanged for stock is $0.09.

1) July 2005 Life Cycle Stage (Time of Incorporation) Share value was $0.01

The contribution of the most basic services and equipment totaled $700 at the incorporation of the Company. The par value was established at $0.001.

Donna L. Killean one of the founding organizational advisors, incorporator, and is the licensed insurance agent for the Company contributed in July of 2005 at the time of organization a (used) computer, monitor, and printer described below valued at $500 in exchange for 62,500 shares of Class A Preferred Stock. This equated to a per share price of $0.01 (rounded up to the nearest whole cent). The value of the Company at the time of this exchange was this asset.

Description	Acquired	Value
EQUIX Computer Pentium 4 with software (Win-XP/Office) Serial # 154154	7/31/2005	$311.00
KDS Monitor 17 inch Serial # F5U24C134340U	7/31/2005	$100.00
Lexmark X4270 Fax, Printer, Scanner Serial # 0Z15Y598541	7/31/2005	$89.00

Total		$500.00

Joel Clendening one of the founding organizational advisors, co-incorporator, and initial president for the Company contributed incorporation services and out-of-pocket expenses of $200 in exchange for 20,000 shares of Class A Preferred Stock. This equated to a per share price of $0.01 (rounded up to the nearest whole cent). The value of the Company at the time of this exchange was just the $500 computer contributed by Donna Killean.

2) August 2005 Life Cycle Stage (First Development Month) Share value was $0.03

The contribution of the services and software described below and the attainment of a qualified board of directors totaled $52,318.50. The Company still in an early development stage, having established a board of directors, legal counsel, and a computer MIS vender on board increased the per shares price by $0.02 by virtue of the dollar value of the services provided in exchange for stock.

Coactive Systems one of the founding organizational advisors and is the computer technology firm for the Company contributed within the first month of development a software utility license and their proprietary system software module required to build the computerized insurance operating system valued at $22,500 in exchange for 750,000 Class A Preferred Stock. This equated to a per share price of $0.03 (rounded up to the nearest whole cent).

Description	Acquired	Value
Development and utilities software	8/15/2005	$150.00
Software module PETWARE for the Insurance Operating Platform	8/20/2005	$22,350.00

Total		$22,500.00

Donna L. Killean one of the founding organizational advisors, incorporator, and is the licensed insurance agent for the Company provided services and contributed at the first month of development the cost of incorporating the Vsurance companies ($1,318.50), usage of her 52 admitted insurance agent licenses, 52 state surplus line insurance agent licenses, and consultation on pet insurance, underwriting, and insurance operations to write the business plan. Total contributed hours provided was 120 hours billed at a rate of $50 per hour. These services totaled and were valued at $7,318.50. Payment in the form of stock—287,500 shares of Class A Preferred Stock—was made in lieu of cash, since the Company hand no cash on hand. This equated to a per share price of $0.03 (rounded up to the nearest whole cent).

Terrance Kelley, CPA, consulting advisor provided services at the first month of development. These services included taxation advice, accounting practices, and preparation as it related to financial statements and financial pro forma statements to write the business plan. Total contributed hours provided was 80 hours billed at a rate of $125 per hour. These services totaled and were valued at $10,000. Payment in the form of stock—400,000 shares of Class A Preferred Stock—was made in lieu of cash, since the Company hand no cash on hand. This equated to a per share price of $0.03 (rounded up to the nearest whole cent).

Sandias Azucaradas CR, SA consulting advisor provided services at the first month of development. These services included advice on investment banking strategies as it related to the company’s options for investment capital—venture capital, private equity firms, and debt transactions and structure/content of the business plan. Total contributed hours provided was 25 hours billed at a rate of $100 per hour. These services totaled and were valued at $2,500. Payment in the form of stock—100,000 shares of Class A Preferred Stock—was made in lieu of cash, since the Company hand no cash on hand. This equated to a per share price of $0.03 (rounded up to the nearest whole cent).

Strategic Corporate Advisors, LLC consulting advisor provided services at the first month of development. These services included advice on investment banking strategies as it related to the company’s options for investment capital—venture capital, private equity firms, and debt transactions and structure/content of the business plan. Total contributed hours provided was 10 hours billed at a rate of $250 per hour. These services totaled and were valued at $2,500. Payment in the form of stock—100,000 shares of Class A Preferred Stock—was made in lieu of cash, since the Company hand no cash on hand. This equated to a per share price of $0.03 (rounded up to the nearest whole cent).

Joseph I. Emas, Attorney at Law legal counsel provided services at the first month of development. These services included review of the Company’s corporate articles and establishment of Company Bylaws. Total contributed hours provided was 6 hours billed at a rate of $250 per hour. These services totaled and were valued at $1,500. Payment in the form of stock—50,000 shares of Class B Preferred Stock—was made in lieu of cash, since the Company hand no cash on hand. This equated to a per share price of $0.03 (rounded up to the nearest whole cent).

Malcolm L. Pollard, JD, CPA one of the founding organizational advisors accepted and agreed to serve as the secretary, treasurer, in addition to his role as a director. In this capacity, in addition to the liability assumed as a director, recording and quantifying/certifying corporate records through December 31, 2005, would utilize 24 hours. Therefore, the total contributed hours provided was 24 hours billed at a rate of $125 per hour. These services totaled and were valued at $3,000. Payment in the form of stock—100,000 shares of Class B Preferred Stock—was made in lieu of cash, since the Company hand no cash on hand. This equated to a per share price of $0.03 (rounded up to the nearest whole cent).

Allen A. Hayes, MD, PhD one of the founding organizational advisors accepted and agreed to serve as a director. In this capacity, in addition to the liability assumed as a director, reviewing corporate materials, providing consulting services in the medical field, and attending board meetings (telephone or in person) through December 31, 2005, would utilize 20 hours. Therefore, the total contributed hours provided was 20 hours billed at a rate of $75 per hour. These services totaled and were valued at $1,500. Payment in the form of stock—50,000 shares of Class B Preferred Stock—was made in lieu of cash, since the Company hand no cash on hand. This equated to a per share price of $0.03 (rounded up to the nearest whole cent).

Ann M. Perniciaro one of the founding organizational advisors accepted and agreed to serve as a director. In this capacity, in addition to the liability assumed as a director, reviewing corporate materials, providing consulting services in the area of retail product merchandising, and attending board meetings (telephone or in person) through December 31, 2005, would utilize 20 hours. Therefore, the total contributed hours provided was 20 hours billed at a rate of $75 per hour. These services totaled and were valued at $1,500. Payment in the form of stock—50,000 shares of Class B Preferred Stock—was made in lieu of cash, since the Company hand no cash on hand. This equated to a per share price of $0.03 (rounded up to the nearest whole cent).

3) October 2005 Life Cycle Stage (Third Development Month) Part One - Share value remained $0.03

The contribution of the services described below and the attainment of insurance consulting partners, while the Company still in its infancy life cycle stage, demonstrated a minimal ability to execute business plan objectives. These services totaled $64,437.50.

Holly Stanley is one of the early organizational advisors and provided services in the second and third month of development; furthermore, she agreed to give ongoing services until such time as adequate capital was obtained by the Company. These services centered on the development and establishment of extensive pet insurance operations which included: claims processing systems specifications; underwriting; customer service; reporting; industry actuary statistics; and pet owner retention and enrollment experience. Total contributed hours provided was 450 hours billed at a rate of $100 per hour. These services totaled and were valued at $45,000. Payment in the form of stock—1,500,000 shares of Class A Preferred Stock and 30,000 shares of Class B Preferred Stock for out-of-pocket expenses during the course in performing these services of $837.50—was made in lieu of cash, since the Company hand no cash on hand. This equated to a per share price of $0.03 (rounded up to the nearest whole cent).

J. Matt Lile, III, RHU is one of the early organizational advisors, later to become the president, and provided services in the second and third month of development; furthermore, he agreed to give ongoing services until such time as adequate capital was obtained by the Company. These services centered on the development and establishment extensive pet insurance marketing strategies to attract independent insurance agents, associations, payroll associations and large employer groups which included: adaptation to the business plan; reduction of policy acquisition costs; and policyholder retention improvement objectives. Total contributed hours provided was 80 hours billed at a rate of $150 per hour. These services totaled and were valued at $12,000. Payment in the form of stock—200,000 shares of Class A Preferred Stock and 200,000 shares of Class B Preferred Stock—was made in lieu of cash, since the Company hand no cash on hand. This equated to a per share price of $0.03 (rounded up to the nearest whole cent).

Hampton Insurance Company is one of the early insurance advisors and provided services in the third month of development; furthermore, they agreed to give ongoing services until such time as adequate capital was obtained by the Company. These services centered on the development, establishment, and procurement of an insurance carrier to underwrite the pet health and pet life insurance program which included: proposals to various property and casualty markets in order to procure an underwriter. Total contributed hours provided was 40 hours billed at a rate of $150 per hour. These services totaled and were valued at $6,000. Payment in the form of stock—100,000 shares of Class A Preferred Stock and 100,000 shares of Class B Preferred Stock—was made in lieu of cash, since the Company hand no cash on hand. This equated to a per share price of $0.03 (rounded up to the nearest whole cent).

Maureen Hickey was to be the insurance regulatory advisor and to provide insurance licensing services in the third month of development; furthermore, she agreed to give ongoing services until such time as adequate capital was obtained by the Company. She was to maintain the licenses of the Company’s registered agent “Donna Killean”, secure appointment by the insurance carrier once procured by Hampton Insurance Company, and file ongoing premium reports. Total contributed hours to be provided was 40 hours billed at a rate of $15 per hour. These services totaled and were valued at $600. Payment in the form of stock—20,000 shares of Class B Preferred Stock—was made in lieu of cash, since the Company hand no cash on hand. This equated to a per share price of $0.03 (rounded up to the nearest whole cent). While shares were issued services were not fully completed as of March 2006, thus the Company has requested the return of the stock. If the shareholder fails to return the stock the Company will not recover the amount expensed of $600.

October 2005 Life Cycle Stage (Third Development Month) Part Two - Share value was $0.50

Following the expansion of service providers within this third period the Company was able to engage an investment banking firm concurrent with a very small amount of seed capital. These services and seed capital totaled $115,025.

Divine Capital Markets an investment banking firm was engaged for a period of twelve months. This firm was to provide consulting services in the capital markets and position the Company so that adequate operating capital, on a best efforts basis), could be procured. The firm charged a cash engagement fee of $15,000 (Fee of $5,000 with two months advance retainer payments $10,000) upon the execution of the Agreement followed by shares of stock for the remaining monthly services (ten remaining months). In addition, Divine would receive 10% commission on any Capital or debt raised plus 6% warrant coverage. These annual consulting services totaled and were valued at $50,000. Payment in the form of stock—100,000 shares of Common Stock—was made in lieu of cash, since the Company hand no cash on hand. This equated to a per share price of $0.50 (rounded up to the nearest whole cent). This agreement was cancelled February 21, 2006 and the Company is in receipt of the returned to be canceled common shares described herein as of August 14, 2006. Thus, the price set for these common shares in exchange for services is not an accurate depiction of past or future shares exchanged for services.

Initial service providing shareholders (Coactive Systems, Ann Perniciaro, Donna Killean, Terrance Kelley, Malcolm Pollard, and Allen Hayes) made a cash contribution to the Company for Divine Capital Market’s $15,025 engagement fee. Each of these investors received shares of Preferred Class A stock. A total of 30,150 shares were issued at the per share price of $0.50 (rounded up to the nearest whole cent) which is representative of the value set by the most recent transaction being Divine.

Sterling Capital Holdings an angle investment group provided the first seed capital. This group invested $50,000 in exchange for 100,000 shares of Class A Preferred Stock. This equated to a per share price of $0.50 (rounded up to the nearest whole cent).

4) January 2006 Life Cycle Stage (Sixth Development Month) Share value was $0.30

The contribution of the services described below, the attainment of insurance consulting partners, while the Company still in its infancy life cycle stage, having demonstrated some ability to execute business plan objectives now had a loan financing transaction wherein foreclosure could occur within twelve months unless a $4 million loan was repaid. This debt added a high degree of risk for service providers taking stock in exchange for cash payment. These services totaled $79,500.

Mark Spaner, CEO of Spaner Communications pursuant to an Agency Compensation Memorandum proposal agreed to reduce his firm’s normal marketing fees from $78,000 to $48,000 for one-year in exchange for stock. Services to be provided under this agreement were graphic design, copywriting, public relations, communication planning, production coordination, and media planning at a rate of $4,000 per month ($48,000 per year) which covers this firm’s service time with the balance of $30,000 in the form of stock. Payment in the form of stock—100,000 shares of Class B Preferred Stock—was made in lieu of cash, since the Company hand limited to no cash on hand. This equated to a per share price of $0.30 (rounded up to the nearest whole cent).

Mark Spaner, CEO of Spaner Communications pursuant to a VetpetMD Website Memorandum proposal agreed to reduce his firm’s normal database website design fees on this specific project from

$179,500 to $160,000 for short term project that would be completed May 2006 in exchange for stock. Services to be provided under this agreement were graphic design, copywriting, site content, and ad space sales at $160,000 which covered this firm’s service time with the balance of $19,500 being paid in the form of stock. Payment in the form of stock—65,000 shares of Class A Preferred Stock—was made in lieu of cash, since the Company hand limited to no cash on hand. This equated to a per share price of $0.30 (rounded up to the nearest whole cent).

J. Michael Pickens, JD an insurance regulatory organizational advisor (former Arkansas Insurance Department Commissioner) accepted and agreed to serve as a director. In this capacity, in addition to the liability assumed as a director, reviewing corporate materials, providing consulting services in the insurance regulatory, completing the insurance licensing affairs unfinished by Maureen Hickey, and attending board meetings (telephone or in person) would utilize 100 hours. Therefore, the total contributed hours provided was 100 hours billed at a rate of $300 per hour. These services totaled and were valued at $30,000. Payment in the form of stock—100,000 shares of Class B Preferred Stock—was made in lieu of cash, since the Company hand no cash on hand. This equated to a per share price of $0.30 (rounded up to the nearest whole cent).

5) Samir Financial LLC Stock Loan Reduction December 2005 Life Cycle Stage (Fifth Development Month) Part One - Share value was $0.001 (par).

In connection with the loan the lender has agreed on December 14, 2005 and again to purchase 1,200,000 shares of Preferred A stock for $500,000 reduction of the loan respectively. Under the terms of the agreement the shares have been issued to the lender. In addition the agreement requires the shares to be repurchased by the Company at the lenders cost and returned to the Company if the loan is not repaid when due on December 15, 2006. Because of this contingency the shares have been shown as issued at par value with the balance of the purchase price to be recognized if the loan is repaid on time.

6) Samir Financial LLC Stock Loan Reduction January 2006 Life Cycle Stage (sixth Development Month) Part Two - Share value was $0.001 (par).

In connection with the loan the lender has agreed on January 31, 2006 and again to purchase 600,000 shares of Preferred A stock for $300,000 reduction of the loan respectively. Under the terms of the agreement the shares have been issued to the lender. In addition the agreement requires the shares to be repurchased by the Company at the lenders cost and returned to the Company if the loan is not repaid when due on December 15, 2006. Because of this contingency the shares have been shown as issued at par value with the balance of the purchase price to be recognized if the loan is repaid on time.

Financial Statements and Notes

Note 2 – Other Noncurrent Assets, page F-8

5.	Please explain to us your accounting policy for software development costs for internal use and how you considered SOP 98-1 in this policy.

The Company has adopted the provisions of SOP 98-1 as it official policy for accounting for software development costs for internal use software. To date the Company has been capitalizing the application development state costs and expensing the preliminary project stage costs. It will expense the post-implementation and operation stages costs as they are incurred.

SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, addresses how software purchased or developed for internal use that is not considered a research and development cost should be treated. Generally, costs incurred during the application development stage (for example, cost incurred for designing the software configuration and interfaces, coding, installation, and testing) should be capitalized and amortized to expense over the software’s useful life. Costs incurred during the preliminary project stage (for example, costs incurred to develop, evaluate, and select alternatives) and costs incurred during the post-implementation and operation stage (for example, costs incurred for training and application maintenance) should be expensed as incurred. In addition, data conversion costs generally should be expensed as incurred. However, costs incurred during the application development stage for software that allows for access to or conversion of old data by the new system may be capitalized.

Note 4 – Notes Payable, page F-19

6.	We have read your response to comment 12 and reviewed your revisions to the registration statement for these responses. We note on page 4 and elsewhere within your registration statement where you have not revised your disclosures to be consistent with your response to comment 12. Please revise your entire registration statement to be consistent with your response.

We have noted your comments and revised the disclosure to read as follows throughout the document:

On December 15, 2005, we executed a Loan and Security Agreement with Samir Financial, LLC (the “Lender”) for $4,000,000. This loan is due in full at the end of twelve months (December 14, 2006). Samir Financial, as part of this financing transaction, received approximately 30.6% of the issued and outstanding stock at the closing of this loan. The Loan and Security Agreement referenced W. Russell Smith, III, who in the capacity as a project consultant from October 1, 2005 until December 26, 2005 facilitated this financing which required his personal guarantee and assignment of a life insurance policy naming Samir Financial as the loss payee; furthermore, the aggregate consideration received by W. Russell Smith in connection with his role as project consultant and in exchange for his execution of a personal guarantee and assignment of a life insurance policy was $120,000. The Loan and Security agreement also referenced Donna L. Killean who as a result of being the licensed insurance agent for the company, a key position, needed to assign a life insurance policy naming Samir Financial as the loss payee as well. All interest and expenses have been prepaid. The stated interest rate is 30% per annum. The effective interest rate is 129% per annum. Depending on when we repay this loan there could be savings on the prepaid interest; however, the amount due the lender after the stock prepayment shall be $3,200,000. This reduced payoff will apply to the loan after December 14, 2006. Security is all company assets including un-disbursed funds held in escrow. Closing fees totaling $1,250,000 were paid at closing by the Company which netted $1,750,000 in proceeds that were disbursed in accordance with a draw down schedule ($1,750,000 at closing; $250,000 on January 31, 2006; $250,000 in February 28, 3006; $250,000 on March 31, 2006, which had not been received at March 31, 2006; and $300,000 on April 30, 2006). All monies as listed in the draw down schedule have been paid to the company and there are no undisbursed funds remaining in escrow. Fees at closing were; $800,000 closing fee which were expensed; $100,000 collateral management fee, $100,000 audit fees, $200,000 good faith deposit; and $50,000 in legal fees and expenses which were all capitalized at closing since they were non-refundable and represent items which apply to the life of the loan. The capitalized amounts totaling $450,000 are being amortized over the twelve month life of the loan using the effective interest rate method. Amortization of these items for the quarter ended June 30, 2006, March 31, 2006, year to date 2006, period ending December 31, 2005 and since inception was $112,500, $122,500, $225,000, $19,726 and $244,726 respectively. The balance outstanding on this loan at June 30, 2006, March 31, 2006, and December 31, 2005 including accrued interest was $3,108,031, $2,429,264, and $1,773,014 respectively. Interest expense for the note is computed using the effective interest rate method. In connection with this loan the lender has agreed on December 14, 2005 and again on January 31, 2006 to purchase 1,200,000 and 600,000 shares of Preferred A stock for $500,000 and $300,000 reduction of the loan respectively. Under the terms of the agreement the shares have been issued to the lender. In addition the agreement requires the shares to be repurchased by the Company at the lenders cost and returned to the Company if the loan is not repaid when due on December 15, 2006. Because of this contingency the shares have been shown as issued at par value with the balance of the purchase price to be recognized if the loan is repaid on time. Proceeds from this offering will be used to retire this loan; however, due to the fact that this offering is a “best-efforts” offering, there is no assurance that proceeds will be available to retire this loan. In the event of default the Lender through their first lien position on all Company assets would acquire a control of the Company. Default occurs if the Company could not repay the loan, a single payment balloon note in the amount of $3,200,000, due December 14, 2006, which reflects prepayment of the stock payment. This reduced payoff will apply to the loan after December 14, 2006.

7.	Please disclose the effective interest rate and how you accounted for interest expense on the note.

We have noted your comment and revised the disclosure to read as follows (text in read are the new changes):

NOTES 4 – NOTES PAYABLE

On April 17, 2006, the Company borrowed $50,000 under a line of credit agreement. The loan is due upon demand, unsecured with interest at bank’s prime plus 2 points. The balance outstanding at June 30, 2006, March 31, 2006, and December 31, 2005 was $50,000, $0, and $0 respectively.

On December 15, 2005, the Company executed a Loan and Security Agreement with Samir Financial, LLC for $4,000,000. This loan is due in full at the end of twelve months. All interest and expenses have been prepaid. The stated interest rate is 30% per annum. The effective interest rate is 129% per annum. Security is all company assets including un-disbursed funds. Closing fees totaling $1,250,000 were paid at closing by the company which netted $1,750,000 in proceeds that will be disbursed in accordance with a draw down schedule ($1,750,000 at closing; $250,000 on January 31, 2006; $250,000 in February 28, 2006; $250,000 on March 31, 2006, which had not been received at March 31, 2006; and $300,000 an April 30, 2006). Fees at closing were; $800,000 closing fee which were expensed, $100,000 collateral Management fee, $100,000 audit fees, $200,000 good faith deposit and $50,000 Legal fees and expenses which were all capitalized at closing since they were non-refundable and represents items which apply to the live of the loan. The capitalized amounts totaling $450,000 are being amortized over the twelve month life of the loan using the effective interest rate method. Amortization of these items for the quarter ended June 30, 2006, March 31, 2006, year to date 2006, period ending December 31, 2005 and since inception was $112,500, $122,500, $225,000, $19,726 and $244,726 respectively. The balance outstanding on this loan at June 30, 2006, March 31, 2006, and December 31, 2005 including accrued interest was $3,108,031, $2,429,264, and $1,773,014 respectively. Interest expense for the note is computed using the effective interest rate method.

In connection with the above loan the lender has agreed on December 14, 2005 and again on January 31, 2006 to purchase 1,200,000 and 600,000 shares of Preferred A stock for $500,000 and $300,000 reduction of the loan respectively. Under the terms of the agreement the shares have been issued to the lender. In addition the agreement requires the shares to be repurchased by the Company at the lenders cost and returned to the Company if the loan is not repaid when due on December 15, 2006. Because of this contingency the shares have been shown as issued at par value with the balance of the purchase price to be recognized if the loan is repaid on time.

Exhibit Index

8.	We note your response to prior comment 16. Please revise your exhibit index to be consistent with Item 27. You should include all of the exhibits, with a footnote or other notation indicating those exhibits that were previously filed.

We have noted your comment and revised the disclosure.

Exhibit 5.1. Legal Opinion

9.	Please file a revised opinion that includes the units to be sold pursuant to this offering as well as the warrants underlying the units. For example, the opinion should reference the warrants as being “binding obligations” under the state contract law governing the warrants.

We have noted your comment and revised the disclosure.

Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

10.	We have read your response to comment 15. Please revise the date of the audit report referenced in the consent (i.e., February 13, 2006) to be consistent with the date of the auditors’ report (i.e., August 17, 2006). Also, revise the inception date referenced in the consent (i.e., July 26, 2005) to be consistent with the inception date of the financial statements and the inception date referenced in the auditors’ report (i.e., July 20, 2005).

We have noted your comment and revised the disclosure to read as follows:

We hereby consent to the use in the Registration Statement on Form SB-2/A of VSURANCE, INC. and the related Prospectus of our report dated August 17, 2006, relating to our audits of the balance sheet of Vsurance, Inc., (the “Company”) as of December 31, 2005 and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity (deficiency) and cash flows for the period since July 20, 2005, (Inception), ended December 31, 2005 which appears in this Registration Statement. We also consent to the reference to us under the caption “Experts” in such Registration Statement.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ J. Matt Lile, III
J. Matt Lile, III
President